Term sheet
To prospectus dated November 14, 2011,
prospectus supplement dated November 14, 2011 and
product supplement no. 2-I dated November 14, 2011

Term Sheet
Product Supplement no. 2-I
Registration Statement No. 333-177923
Dated December 21, 2011; Rule 433

JPMORGAN CHASE & CO.

Structured Investments

$
11.00% per annum Principal At-Risk Yield Notes Linked to the S&P GSCI™ Brent Crude Oil Index Excess Return due

General

- The notes are designed for investors who seek a higher interest rate than the current yield on a conventional debt security with the same maturity issued by us or an issuer with a comparable credit rating. Investors should be willing to forgo the potential to participate in the appreciation of the Index and be willing to lose some or all of their principal at maturity.
- The notes will pay 11.00% per annum interest on a quarterly basis over the term of the notes. **However, the notes do not guarantee any return of principal at maturity. Instead, the payment at maturity will be based on whether the Ending Index Level is less than the Index Strike Level by more than the Buffer Percentage, as described below. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.**
- Senior unsecured obligations of JPMorgan Chase & Co. maturing *
- Minimum denominations of $1,000 and integral multiples thereof
- The notes are expected to price on or about December , 2011 and are expected to settle on or about December , 2011.
- **The notes are not commodity futures contracts and are not regulated under the Commodity Exchange Act of 1936, as amended (the "Commodity Exchange Act").** The notes are offered pursuant to an exemption from regulation under the Commodity Exchange Act, commonly known as the hybrid instrument exemption, that is available to securities that have one or more payments indexed to the value, level or rate of one or more commodities, as set out in section 2(f) of that statute. Accordingly, you are not afforded any protection provided by the Commodity Exchange Act or any regulation promulgated by the Commodity Futures Trading Commission.

Key Terms

Index:	The S&P GSCI™ Brent Crude Oil Index Excess Return (the "Index"). The value of the S&P GSCI™ Brent Crude Oil Index Excess Return is published each trading day under the Bloomberg ticker symbol "SPGCBRP." For more information on the Index, please see "Selected Purchase Considerations — Return Linked to the S&P GSCI™ Brent Crude Oil Index Excess Return" in this term sheet.
Interest Rate:	11.00% per annum over the term of the notes, payable at a rate of 2.75% per quarter
Interest Payment Dates*:	Interest on the notes will be payable quarterly in arrears on the calendar day of each , , and , up to and including the final quarterly interest payment, which will be payable on the Maturity Date (each such date, an "Interest Payment Date"), commencing , 2012. See "Selected Purchase Considerations — Quarterly Interest Payments" in this term sheet for more information.
Payment at Maturity:	The payment at maturity, in excess of any accrued and unpaid interest, is based on the performance of the Index. You will receive $1,000 for each $1,000 principal amount note, plus any accrued and unpaid interest at maturity, *unless* the Ending Index Level is less than the Index Strike Level by more than 20%. If the Ending Index Level is less than the Index Strike Value by more than 20%, you will lose 1% of the principal amount of your notes for every 1% that the Ending Index Level is less than the Index Strike Value, and your payment at maturity per $1,000 principal amount note will be calculated as follows: $1,000 + ($1,000 × Index Return) *You will lose at least 20% of your investment at maturity if the Ending Index Level is less than the Index Strike Value by more than 20%.*
Buffer Percentage:	20%
Index Strike Level:	An Index level to be determined on the pricing date in the sole discretion of the Note Calculation Agent. **The Index Strike Level may or may not be the regular official weekday closing level of the Index on the pricing date.** Although the Note Calculation Agent will make all determinations and will take all actions in relation to the establishment of the Index Strike Level in good faith, it should be noted that such discretion could have an impact (positive or negative) on the value of your notes. The Note Calculation Agent is under no obligation to consider your interests as a holder of the notes in taking any actions, including the determination of the Index Strike Level, that might affect the value of your notes.
Ending Index Level:	The Index Closing Level on the Observation Date
Observation Date*:	
Maturity Date*:	
CUSIP:	

* Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Payment at Maturity," "Description of Notes — Interest Payments" and "Description of Notes — Postponement of a Determination Date — Single Component Notes Linked to a Single Index" in the accompanying product supplement no. 2-I or early acceleration in the event of a commodity hedging disruption event as described under "General Terms of Notes — Consequences of a Commodity Hedging Disruption Event — Early Acceleration of Payment on the Notes" in the accompanying product supplement no. 2-I and in "Selected Risk Considerations — We May Accelerate Your Notes If a Commodity Hedging Disruption Event Occurs" in this term sheet.

Investing in the Principal At-Risk Yield Notes involves a number of risks. See "Risk Factors" beginning on page PS-16 of the accompanying product supplement no. 2-I and "Selected Risk Considerations" beginning on page TS-3 of this term sheet.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$	$	$
Total	$	$	$

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.
(2) If the notes priced today, J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $ per $1,000 principal amount note. This commission includes the projected profits that our affiliates expect to realize, some of which may be allowed to other unaffiliated dealers, for assuming risks inherent in hedging our obligations under the notes. The actual commission received by JPMS may be more or less than $ and will depend on market conditions on the pricing date. In no event will the commission received by JPMS exceed $ per $1,000 principal amount note. See "Plan of Distribution (Conflicts of Interest)" beginning on page PS-89 of the accompanying product supplement no. 2-I.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

J.P.Morgan

December 21, 2011

Additional Terms Specific to the Notes

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 2-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to withdraw, cancel or modify this offering and to reject orders in whole or in part. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

You should read this term sheet together with the prospectus dated November 14, 2011, as supplemented by the prospectus supplement dated November 14, 2011 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 2-I dated November 14, 2011. **This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 2-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 2-I dated November 14, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211007591/e46165_424b2.pdf

- Prospectus supplement dated November 14, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf

- Prospectus dated November 14, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the "Company," "we," "us" and "our" refer to JPMorgan Chase & Co.

Supplemental Terms of the Notes

For purposes of the notes offered by this term sheet:

(1) the consequences of a commodity hedging disruption event are described under "General Terms of Notes — Consequences of a Commodity Hedging Disruption Event — Early Acceleration of Payment on the Notes" in the accompanying product supplement no. 2-I;

(2) the first sentence of the final paragraph under "Description of Notes — Interest Payments" in the accompanying product supplement no. 2-I is deemed deleted in its entirety;

(3) for each interest payment period, for each $1,000 principal amount note, the interest payment will be calculated as follows:

$1,000 × Interest Rate × (number of days in the interest payment period / 360),

where the number of days in the interest payment period will be calculated on the basis of a year of 360 days with twelve months of thirty days each.

An "interest payment period" is the period beginning on and including the issue date of the notes and ending on but excluding the first Interest Payment Date, and each successive period beginning on and including an Interest Payment Date and ending on but excluding the next succeeding Interest Payment Date; and

(4) the fourth paragraph under "General Terms of Notes — Payment upon an Event of Default" in the accompanying product supplement no. 2-I is deemed deleted and replaced in its entirety by the following:

"Upon any acceleration of the notes, any interest will be calculated on the basis of a 360-day year of twelve 30-day months and the actual number of days elapsed from and including the previous Interest Payment Date for which interest was paid."

Selected Purchase Considerations

- **THE NOTES OFFER A HIGHER INTEREST RATE THAN THE YIELD ON DEBT SECURITIES OF COMPARABLE MATURITY ISSUED BY US OR AN ISSUER WITH A COMPARABLE CREDIT RATING** — The notes will pay interest at the Interest Rate specified on the cover of this term sheet, which is higher than the yield currently available on debt securities of comparable maturity issued by us or an issuer with a comparable credit rating. Because the notes are our senior unsecured obligations, any payment on the notes is subject to our ability to pay our obligations as they become due.

JPMorgan Structured Investments —
Principal At-Risk Yield Notes Linked to the S&P GSCI™ Brent Crude Oil Index Excess Return

TS- 1

- **QUARTERLY INTEREST PAYMENTS** — The notes offer quarterly interest payments as specified on the cover of this term sheet. Interest will be payable quarterly in arrears on the   calendar day of each   ,   , and   , up to and including the final quarterly interest payment, which will be payable on the Maturity Date (each such date, an "Interest Payment Date"), commencing   , 2012. Interest will be payable to the holders of record at the close of business on the business day immediately preceding the applicable Interest Payment Date. If an Interest Payment Date is not a business day, payment will be made on the next business day immediately following such day, but no additional interest will accrue as a result of the delayed payment.

- **THE NOTES DO NOT GUARANTEE THE RETURN OF YOUR PRINCIPAL** — We will pay you your principal back at maturity so long as the Ending Index Level is not less than the Index Strike Level by more than the Buffer Percentage. **However, if the Ending Index Level is less than the Index Strike Level by more than the Buffer Percentage, you could lose the entire principal amount of your notes.**

- **RETURN LINKED TO THE S&P GSCI™ BRENT CRUDE OIL INDEX EXCESS RETURN** — The return on the notes is linked solely to the S&P GSCI™ Brent Crude Oil Index Excess Return, a sub-index of the S&P GSCI™, a composite index of commodity sector returns, calculated, maintained and published daily by Standard & Poor Financial Services LLC. The S&P GSCI™ is a world production-weighted index that is designed to reflect the relative significance of principal non-financial commodities (*i.e.*, physical commodities) in the world economy. The S&P GSCI™ represents the return of a portfolio of the futures contracts for the underlying commodities. The S&P GSCI™ Brent Crude Oil Index Excess Return references the front-month Brent crude oil futures contract (*i.e.*, the Brent crude futures contract generally closest to expiration) traded on ICE Futures Europe. The S&P GSCI™ Brent Crude Oil Index Excess Return provides investors with a publicly available benchmark for investment performance in the Brent crude oil commodity markets. The S&P GSCI™ Brent Crude Oil Index Excess Return is an excess return index and not a total return index. An excess return index reflects the returns that are potentially available through an unleveraged investment in the contracts composing the index (which, in the case of the Index, are the designated crude oil futures contracts). By contrast, a "total return" index, in addition to reflecting those returns, also reflects interest that could be earned on funds committed to the trading of the underlying futures contracts. See "The S&P GSCI Indices" in the accompanying product supplement no. 2-I.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index, any futures contracts underlying the Index, or any related commodities. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 2-I dated November 14, 2011.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The notes do not guarantee any return of principal. If the Ending Index Level is less than the Index Strike Level by more than 20%, you will lose 1% of your principal amount at maturity for every 1% that the Ending Index Level is less than the Index Strike Level. **Under these circumstances, you will lose at least 20% of your investment and may lose up to your entire initial investment in the notes**.

- **CREDIT RISK OF JPMORGAN CHASE & CO.** — The notes are subject to the credit risk of JPMorgan Chase & Co., and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.'s ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to affect adversely the value of the notes. If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as Note Calculation Agent and hedging our obligations under the notes. In performing these duties, the economic interests of the Note Calculation Agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. It is possible that these hedging or trading activities of ours or our affiliates could result in substantial returns for us or our affiliates while the value of the notes declines. The Index Strike Level will be an Index level determined on the pricing date in the sole discretion of the Note Calculation Agent. Although the Note Calculation Agent will make all determinations and will take all actions in relation to the establishment of the Index Strike Level in good faith, it should be noted that such discretion could have an impact (positive or negative) on the value of your notes. The Note Calculation Agent is under no obligation to consider your interests as a holder of the notes in taking any actions, including the determination of the Index Strike Level, that might affect the value of your notes.

- **YOUR RETURN ON THE NOTES IS LIMITED TO THE PRINCIPAL AMOUNT PLUS ACCRUED INTEREST REGARDLESS OF ANY APPRECIATION IN THE LEVEL OF THE INDEX** — Unless the Ending Index Level is less than the Index Strike Level by more than the Buffer Percentage, for each $1,000 principal amount note, you will receive $1,000 at maturity plus any accrued and unpaid interest, regardless of any appreciation in the level of the Index, which may be significant. Accordingly, the return on the notes may be significantly less than the return on a direct investment in the Index, any futures contracts underlying the Index or any related commodities during the term of the notes.

- **THE BENEFIT PROVIDED BY THE BUFFER PERCENTAGE MAY TERMINATE ON THE OBSERVATION DATE** — If the Ending Index Level on the Observation Date is less than the Index Strike Level by more than the Buffer Percentage, you will be fully exposed to any depreciation in the Index. Because the Ending Index Level will be determined based on the Index Closing Level on a single trading day near the end of the term of the notes, the Index Closing Level at the maturity date or at other times during the term of the notes could be at a level that is not less than the Index Strike Level by more than the Buffer Percentage. This difference could be particularly large if there is a significant decrease in the Index Closing Level during the later portion of the term of the notes or if there is significant volatility in the Index Closing Level during the term of the notes, especially on dates near the Observation Date.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity, if any, described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent's commission and hedging costs, including those referred to under "Many Economic and Market Factors Will Impact the Value of the Notes" below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **BUFFER PERCENTAGE APPLIES ONLY IF YOU HOLD THE NOTES TO MATURITY** — We will pay you your principal back at maturity only if the Ending Index Level is not less than the Index Strike Level by more than the Buffer Percentage and the notes are held to maturity. If the Ending Index Level is less than the Index Strike Level by more than the Buffer Percentage, the benefit provided by the Buffer Percentage will be eliminated and you will be fully exposed to any decline in the Index Closing Level from the Index Strike Level to the Ending Index Level.

- **VOLATILITY RISK** — Greater expected volatility with respect to the Index indicates a greater likelihood as of the Pricing Date that the Ending Index Level could be less than the Index Strike Level by more than the Buffer Percentage on the Observation Date. The Index's volatility, however, can change significantly over the term of the notes. The Index Closing Level could fall sharply, which could result in a significant loss of principal.

- **PRICES OF COMMODITY FUTURES CONTRACTS ARE CHARACTERIZED BY HIGH AND UNPREDICTABLE VOLATILITY, WHICH COULD LEAD TO HIGH AND UNPREDICTABLE VOLATILITY IN THE INDEX** — Market prices of the commodity futures contracts included in the Index tend to be highly volatile and may fluctuate rapidly based on numerous factors, including the factors that affect the price of the commodities underlying the commodity futures contracts included in the Index. See "There Are Risks Associated With an Investment Linked Indirectly to Crude Oil" below. The prices of commodities and commodity futures contracts are subject to variables that may be less significant to the values of traditional securities, such as stocks and bonds. These variables may create additional investment risks that cause the value of the notes to be more volatile than the values of traditional securities. As a general matter, the risk of low liquidity or volatile pricing around the maturity date of a commodity futures contract is greater than in the case of other futures contracts because (among other factors) a number of market participants take physical delivery of the underlying commodities. Many commodities are also highly cyclical. The high volatility and cyclical nature of commodity markets may render such an investment inappropriate as the focus of an investment portfolio.

- **WE MAY ACCELERATE YOUR NOTES IF A COMMODITY HEDGING DISRUPTION EVENT OCCURS** — If we or our affiliates are unable to effect transactions necessary to hedge our obligations under the notes due to a commodity hedging disruption event, we may, in our sole and absolute discretion, accelerate the payment on your notes and pay you an amount determined in good faith and in a commercially reasonable manner by the Note Calculation Agent. If the payment on your notes is accelerated, your investment may result in a loss and you may not be able to reinvest your money in a comparable investment. Please see "General Terms of Notes — Consequences of a Commodity Hedging Disruption Event — Early Acceleration of Payment on the Notes" in the accompanying product supplement no. 2-I for more information.

- **COMMODITY FUTURES CONTRACTS ARE SUBJECT TO UNCERTAIN LEGAL AND REGULATORY REGIMES** — The commodity futures contracts that underlie the Index are subject to legal and regulatory regimes in the United States and, in some cases, in other countries that may change in ways that could adversely affect our ability to hedge our obligations under the notes and affect the value of the Index. Any future regulatory changes, including but not limited to changes resulting from the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"), which was enacted on July 21, 2010, may have a substantial adverse effect on the value of your notes. Additionally, in accordance with the Dodd-Frank Act, the U.S. Commodity Futures Trading Commission has adopted regulations that establish position limits for certain commodity-based futures contracts, such as futures contracts on certain energy, agricultural and metals based commodities. These regulations may reduce liquidity in the exchange-traded market for such commodity-based futures contracts. Furthermore, we or our affiliates may be unable as a result of such restrictions to effect transactions necessary to hedge our obligations under the notes, in which case we may, in our sole and absolute discretion, accelerate the payment on your notes. See "We May Accelerate Your Notes If a Commodity Hedging Disruption Event Occurs" above.

- **THERE ARE RISKS ASSOCIATED WITH AN INVESTMENT LINKED INDIRECTLY TO CRUDE OIL** — Global prices of energy commodities, including crude oil, are primarily affected by the global demand for and supply of these commodities, but are also significantly influenced by speculative actions and by currency exchange rates. In addition, prices for energy commodities are affected by governmental programs and policies, national and international political and economic events, changes in interest and exchange rates, trading activities in commodities and related contracts, trade, fiscal, monetary and exchange control policies and with respect to oil, drought, floods, weather, government intervention, environmental policies, embargoes and tariffs. Demand for refined petroleum products by consumers, as well as the agricultural, manufacturing and transportation industries, affects the price of energy commodities. Sudden disruptions in the supplies of energy commodities, such as those caused by war, natural events, accidents or acts of terrorism, may cause prices of energy commodities futures contracts to become extremely volatile and unpredictable. Also, sudden and dramatic changes in the futures market may occur, for example, upon a cessation of hostilities that may exist in countries producing energy commodities, the introduction of new or previously withheld supplies into the market or the introduction of substitute products or commodities. In particular, supplies of crude oil may increase or decrease depending on, among other factors, production decisions by the Organization of the Oil and Petroleum Exporting Countries ("OPEC") and other crude oil producers. Crude oil prices are determined with significant influence by OPEC, which has the capacity to influence oil prices worldwide because its members possess a significant portion of the world's oil supply. Crude oil prices are generally more volatile and subject to dislocation than prices of other commodities. Demand for energy commodities such as oil and gasoline is generally linked to economic activity, and will tend to reflect general economic conditions.

- **FUTURES CONTRACTS ON BRENT CRUDE OIL ARE THE BENCHMARK CRUDE OIL CONTRACTS IN EUROPEAN AND ASIAN MARKETS** — Because futures contracts on Brent crude oil are the benchmark crude oil contracts in European and Asian markets, the Brent crude oil futures contracts included in the Index will be affected by economic conditions in Europe and Asia. A decline in economic activity in Europe or Asia could result in decreased demand for crude oil and for futures contracts on crude oil, which could adversely affect the value of the Brent crude oil futures contracts included in the Index and, therefore, the Index and the notes.

- **A DECISION BY AN EXCHANGE ON WHICH THE FUTURES CONTRACTS UNDERLYING THE INDEX ARE TRADED TO INCREASE MARGIN REQUIREMENTS MAY AFFECT THE LEVEL OF THE INDEX** — If an exchange on which the futures contract underlying the Index are traded increases the amount of collateral required to be posted to hold positions in such futures contracts (*i.e.*, the margin requirements), market participants who are unwilling or unable to post additional collateral may liquidate their positions, which may cause the level of the Index to decline significantly.

- **THE INDEX MAY BE MORE VOLATILE AND SUSCEPTIBLE TO PRICE FLUCTUATIONS OF COMMODITY FUTURES CONTRACTS THAN A BROADER COMMODITIES INDEX** — The Index may be more volatile and susceptible to price fluctuations than a broader commodities index, such as the S&P GSCI™. In contrast to the S&P GSCI™, which includes contracts on crude oil and non-crude oil commodities, the Index comprises contracts on only crude oil. As a result, price volatility in the contracts included in the Index will likely have a greater impact on the Index than it would on the broader S&P GSCI™. In addition, because the Index omits principal market sectors composing the S&P GSCI™, it will be less representative of the economy and commodity markets as a whole and will therefore not serve as a reliable benchmark for commodity market performance generally.

- **THE NOTES DO NOT OFFER DIRECT EXPOSURE TO COMMODITY SPOT PRICES** — The notes are linked to the Index, which tracks commodity futures contracts, not physical commodities (or their spot prices). The price of a futures contract reflects the expected value of the commodity upon delivery in the future, whereas the spot price of a commodity reflects the immediate delivery value of the commodity. A variety of factors can lead to a disparity between the expected future price of a commodity and the spot price at a given point in time, such as the cost of storing the commodity for the term of the futures contract, interest charges incurred to finance the purchase of the commodity and expectations concerning supply and demand for the commodity. The price movements of a futures contract are typically correlated with the movements of the spot price of the referenced commodity, but the correlation is generally imperfect and price movements in the spot market may not be reflected in the futures market (and vice versa). Accordingly, the notes may underperform a similar investment that is linked to commodity spot prices.

- **OWNING THE NOTES IS NOT THE SAME AS OWNING ANY COMMODITIES OR COMMODITY FUTURES CONTRACTS** — The return on your notes will not reflect the return you would realize if you actually purchased the futures contracts composing the Index, the commodities upon which the futures contracts that compose the Index are based, or other exchange-traded or over-the-counter instruments based on the Index. You will not have any rights that holders of such assets or instruments have.

- **HIGHER FUTURES PRICES OF THE COMMODITY FUTURES CONTRACTS UNDERLYING THE INDEX RELATIVE TO THE CURRENT PRICES OF SUCH CONTRACTS MAY AFFECT THE VALUE OF THE INDEX AND THE VALUE OF THE NOTES** — The Index is composed of futures contracts on physical commodities. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts normally specify a certain date for delivery of the underlying physical commodity. As the exchange-traded futures contracts that compose the Index approach expiration, they are replaced by contracts that have a later expiration. Thus, for example, a contract purchased and held in August may specify an October expiration. As time passes, the contract expiring in October is replaced with a contract for delivery in November. This process is referred to as "rolling." If the market for these contracts is (putting aside other considerations) in "contango," where the prices are higher in the distant delivery months than in the nearer delivery months, the purchase of the November contract would take place at a price that is higher than the price of the October contract, thereby creating a *negative* "roll yield." Contango could adversely affect the value of the Index and thus the value of notes linked to the Index. The futures contracts underlying the Index have historically been in contango.

JPMorgan Structured Investments —
Principal At-Risk Yield Notes Linked to the S&P GSCI™ Brent Crude Oil Index Excess Return

TS- 4

- **SUSPENSION OR DISRUPTIONS OF MARKET TRADING IN THE COMMODITY MARKETS AND RELATED FUTURES MARKETS MAY ADVERSELY AFFECT THE LEVEL OF THE INDEX, AND THEREFORE THE VALUE OF THE NOTES** — The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in futures contract prices that may occur during a single day. These limits are generally referred to as "daily price fluctuation limits" and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a "limit price." Once the limit price has been reached in a particular contract, no trades may be made at a different price. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices. These circumstances could adversely affect the level of the Index and, therefore, the value of your notes.

- **THE NOTES ARE LINKED TO AN EXCESS RETURN INDEX AND NOT A TOTAL RETURN INDEX** — The notes are linked to an excess return index and not a total return index. An excess return index, such as the Index, reflects the returns that are potentially available through an unleveraged investment in the contracts composing such index. By contrast, a "total return" index, in addition to reflecting those returns, also reflects interest that could be earned on funds committed to the trading of the underlying futures contracts.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the level of the Index and interest rates on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other and which are set out in more detail on product supplement no. 2-I.

Examples of Hypothetical Payment at Maturity for Each $1,000 Principal Amount Note

The following table and examples illustrate the hypothetical total return at maturity on the notes. The "note total return" as used in this term sheet is the number, expressed as a percentage, that results from comparing the payment at maturity plus the interest payments received over the term of the notes per $1,000 principal amount note to $1,000. In addition, the following table and examples assume a hypothetical Index Strike Level of 750 and reflect the Interest Rate of 11.00% per annum over the term of the notes and the Buffer Percentage of 20.00%. The hypothetical note total returns and total payments set forth below are for illustrative purposes only and may not be the actual note total returns or total payments applicable to a purchaser of the notes. The numbers appearing in the following table and in the examples on the following page have been rounded for ease of analysis.

Ending Index Level	Index Return	Note Total Return	Total Payment over the Term of the Notes
1350.00	80.00%	11.00%	$1,110.00
1237.50	65.00%	11.00%	$1,110.00
1125.00	50.00%	11.00%	$1,110.00
1050.00	40.00%	11.00%	$1,110.00
975.00	30.00%	11.00%	$1,110.00
900.00	20.00%	11.00%	$1,110.00
862.50	15.00%	11.00%	$1,110.00
825.00	10.00%	11.00%	$1,110.00
787.50	5.00%	11.00%	$1,110.00
768.75	2.50%	11.00%	$1,110.00
750.00	**0.00%**	**11.00%**	**$1,110.00**
712.50	-5.00%	**11.00%**	**$1,110.00**
675.00	-10.00%	**11.00%**	**$1,110.00**
637.50	-15.00%	**11.00%**	**$1,110.00**
600.00	-20.00%	**11.00%**	**$1,110.00**
599.93	-20.01%	-9.01%	$909.90
525.00	-30.00%	-19.00%	$810.00
450.00	-40.00%	-29.00%	$710.00
375.00	-50.00%	-39.00%	$610.00
300.00	-60.00%	-49.00%	$510.00
225.00	-70.00%	-59.00%	$410.00
150.00	-80.00%	-69.00%	$310.00
75.00	-90.00%	-79.00%	$210.00
0.00	-100.00%	-89.00%	$110.00

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the notes total returns set forth in the table are calculated.

Example 1: The level of the Index increases from the Index Strike Level of 750 to an Ending Index Level of 825.

Because the Ending Index Level of 825 is greater than the Index Strike Level of 750, the investor receives a total payment of $1,110 per $1,000 principal amount note over the term of the notes, consisting of interest payments of $110 per $1,000 principal amount note over the terms of the notes and a payment at maturity of $1,000 per $1,000 principal amount note. *This represents the maximum total payment an investor may receive over the term of the notes.*

Example 2: The level of the Index decreases from the Index Strike Level of 750 to an Ending Index Level of 675.

Although the Index Return is negative, because the Ending Index Level of 675 is less than the Index Strike Level of 750 by not more than the Buffer Percentage of 20%, the investor receives a total payment of $1,110 per $1,000 principal amount note over the term of the notes, consisting of interest payments of $110 per $1,000 principal amount note over the terms of the notes and a payment at maturity of $1,000 per $1,000 principal amount note. *This represents the maximum total payment an investor may receive over the term of the notes.*

Example 3: The level of the Index decreases from the Index Strike Level of 750 to an Ending Index Level of 375.

Because the Ending Index Level of 375 is less than the Index Strike Level of 750 by more than the Buffer Percentage of 20%, the investor receives total payments of $610 per $1,000 principal amount note over the term of the notes, consisting of interest payments of $110 per $1,000 principal amount note over the term of the notes and a payment at maturity of $500 per $1,000 principal amount note, calculated as follows:

$$[\$1,000 + (\$1,000 \times -50\%)] + \$110 = \$610$$

The hypothetical return and hypothetical payouts on the notes shown above do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical return and hypothetical payouts shown above would likely be lower.

Historical Information

The following graph sets forth the historical performance of the Index based on the weekly historical Index Closing Levels from January 6, 2006 through December 16, 2011. The Index Closing Level on December 20, 2011 was 770.8731.

We obtained the Index Closing Levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets. The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index Closing Level on the pricing date or on the Observation Date. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

